UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LATTICE INCORPORATED
 (Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

518414107
 (CUSIP Number)

December 22, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:
[ ]  Rule 13d- 1(b)
[x]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act


(however, see the Notes).


CUSIP No.	518414107

 1.  Names of Reporting Persons. I.R.S. Identification
Nos. of above persons (entities only).

BARRON PARTNERS LP
431981699

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
	(a)
	(b)	X

3.  SEC Use Only
	....................................................
.....................
	....................................................
.................
4.	Citizenship or Place of Organization
United States, Incorporated in Delaware
Number of Shares		5  Sole Voting Power
Beneficially
Owned by Each			1,113,753 shares
Reporting
Person 				6  Shared Voting Power
With         			none

7  Sole Dispositive  Power
1,113,753 shares

8  Shared Dispositive Power

none

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person
1,113,753


10. Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions)

N/A

11. Percent of Class Represented by Amount in Row (9)
4.9%

12. Type of Reporting Person (See Instructions)

PN

Item	1.

(a)  Name of Issuer

LATTICE INCORPORATED

(b)	Address of Issuer's Principal Executive Offices
7150 N. Park Drive, Pennsauken, New Jersey 08109

Item	2.
(a) Name of Person Filing

Barron Partners LP

(b) Address of Principal Business Office or, if none,
Residence

730 Fifth Avenue, 26th Floor
New York, NY 10019

(c)  Citizenship
United States of America, Incorporated in Delaware

(d)	Title of Class of Securities

Common Stock

(e)  CUSIP Number

518414107

Item 3. If this statement is filed pursuant to 240.13dm
1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a )[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

 (b [ ]Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)  [ ]	Investment company registered under


section 8 of the Investment Company Act of 1940 (15 U.S.C
80a-8).

(e) [ ]	An investment adviser in accordance with
240.13d-1(b)(1)(ii)(E);

(f [ ]	An employee benefit plan or endowment fund in
accordance with 240.13d- 1(b)(1)(ii)(F);

(g ) [ ]	A parent holding company or control person in
accordance with  240.13d-1(b)(1)(ii)(G);

(h) [ ]	A savings associations as defined in


Section 3(b) of the Federal Deposit Insurance Act (12
U.S.C. 1813);

(i)  [ ]	A church plan that is excluded from the
definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
80a-3);



(j) [ ]	Group, in accordance with 240.13d
1(b)(1)(ii)(J).

Item 4 Ownership.

The holdings reported herein are stated as of December
31, 2010.

(a)  Amount beneficially owned:


	1,113,753 shares

(b)  Percent of class: 4.9%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
1,113,753 shares
(ii) Shares power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,113,753 shares

(iv) Shared power to dispose or to direct the disposition of: 0


Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ].

Item 6. Ownership of More than Five Percent on Behalf of
Another Person.

N/A

Item 7. 	Identification and Classification of the
Subsidiary Which Acquired the Security Being


Reported on By the Parent Holding Company or Control
Person.

N/A
Item 8. Identification and Classification of Members of the Group
N/A

Item 9.  Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  January 03, 2011

/s/ Andrew B. Worden
Signature

Managing Director, General Partner Entity
Name/Title